CHIRON SECURITIES LLC

FINANCIAL REPORT

DECEMBER 31, 2025

C O N T E N T S

CHIRON SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025

ASSETS

Cash	$	8,830
Prepaid Expenses		2,353
TOTAL ASSETS	$	11,183

LIABILITIES & EQUITY

LIABILITIES

Accounts Payable	$	1,760
TOTAL LIABILITIES	$	1,760

EQUITY

TOTAL MEMBER'S EQUITY	$	9,423
TOTAL LIABILITIES & EQUITY	$	11,183

The accompanying notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES		
Reimbursement revenues	$	99,750
Total revenues	$	99,750
OPERATING EXPENSES		
General operating expenses		99,750
Regulatory fees		7,972
Accounting fees		8,675
Professional fees		26,712
Total expenses		143,109
NET LOSS	$	**(43,359)**

The accompanying notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE, December 31, 2024	$ 28,082
Contributions	24,700
Net Loss	(43,359)
BALANCE, December 31, 2025	$ 9,423

The accompany notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(43,359)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses		1,812
(Decrease) in accounts payable		(1,565)
Net cash used in operating activities		(43,112)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions		24,700
Net cash provided by financing activities	$	24,700
(Decrease) in cash	$	(18,412)
CASH, beginning of period	$	27,242
CASH, end of period	$	8,830

The accompany notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). In November 2015, the name of the Company was changed to Leecam Advisors LLC and in October 2016 the name of the Company was changed to Chiron Capital LLC. In December of 2018 the name of the Company was changed to Chiron Securities LLC. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).   The Company operates in Houston, Texas brokering private placement investments to a select group of institutional investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements.   The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since income tax is a personal obligation of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2025, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2025, the Company had no interest or penalties on state income taxes. The Company's tax years 2019 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company's aggregate indebtedness to net capital ratio was 0.25 to 1 and its net capital was $7,070, which is more than the minimum net capital required of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2025, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 6. SHARED EXPENSES

The Company shares certain expenses that are allocated from an affiliated company related to costs including payroll, office space and technology. The affiliated company pays these expenses and the Company has no obligation to the vendors of the affiliated company. The affiliated company may choose to forgive any amounts that were allocated to the Company. As of December 31, 2025, the Company incurred $99,750 of allocated expenses of which 100% were forgiven by the affiliated company. The allocated expense, and the related forgiveness, are recorded in General operating expenses and Reimbursement revenues, respectfully on the Statement of Operations.

NOTE 7. SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE 8. GOING CONCERN

The Company has generated revenue in prior periods, but such revenue has been sporadic and insufficient to cover operating expenses. As a result, the Company has relied on financial support from an affiliate to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date these financial statements are issued.

Management believes the affiliate will continue to provide the necessary financial support for at least the next twelve months. However, there can be no assurance that such support will be provided when needed. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CHIRON SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$	7,070
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		7,070
Net capital before haircuts on securities positions		7,070
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital	$	7,070

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Total aggregate indebtedness	1,760

SCHEDULE I - CONTINUED
CHIRON SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 117
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 2,070
Excess net capital at 1000%	$ 1,070
Ratio: Aggregate indebtedness to net capital	0.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

SCHEDULE II & III
CHIRON SECURITIES LCC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.



Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Chiron Securities, LLC

Opinion on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Chiron Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company does not generate revenues and relies on financial support from an affiliate to fund its operations. This condition raises substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued. Management's plans to mitigate this doubt include continued financial support from the affiliate. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion
This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as

well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 30, 2026



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Chiron Securities, LLC

We have reviewed the accompanying Exemption Report of Chiron Securities, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) private placement of securities and (2) general merger and acquisition and investment banking advisory services throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

4. The Company met all of the conditions and requirements of the exemption described above without exception throughout the fiscal year ended December 31, 2025.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 30, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998